

July 19, 2013

Via E-mail
David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court
22 Victoria Street
P.O. Box HM 1179
Hamilton HM EX, Bermuda

  Re: Energy XXI (Bermuda) Limited
    Form 10-K for Fiscal Year Ended June 30, 2012
    Filed August 9, 2012
    File No. 001-33628

Dear Mr. Griffin:

  We have reviewed your letter dated July 12, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 16 – Income Taxes, page 94

1. We note your response to prior comment 1 in our letter dated July 2, 2013. Your response indicates that management began to apply "additional scrutiny in its ICFR processes" regarding the accounting for income taxes when management's expectations for the future realization of your deferred tax assets changed. Please tell us about modifications made to your internal controls to prevent or detect misstatements in your

accounting for income taxes. Your response should describe how changes in management's assessment of the risk of a misstatement in accounting for income taxes impacted any of your internal controls. If applicable, your response should also identify when modifications were made to your internal controls.   Finally, please tell us how you considered providing disclosure pursuant to Item 308(c) of Regulation S-K regarding a change in internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief